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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                   RADCOM LTD.
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                                (Name of Issuer)
                  Ordinary Shares, par value NIS 0.05 per share
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                         (Title of Class of Securities)

                                   M 81865103
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                                 (CUSIP Number)

                                  David Zigdon
                                 c/o RADCOM Ltd.
                           24 Raoul Wallenberg Street
                              Tel Aviv 6719, Israel
                                 972-3-645-5004
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 29, 2004
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP No. M 81865103                   13D                           Page 2 of 6
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  1   NAME OF REPORTING PERSON:
      I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON (ENTITIES ONLY):

      Zohar Zisapel
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [ ]
                                                                      (b) [x]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS:

      PF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [  ]
      PURSUANT TO ITEM 2(d) OR 2(e):
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Israel
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 NUMBER OF        7   SOLE VOTING POWER:             3,064,901 shares
   SHARES
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BENEFICIALLY      8   SHARED VOTING POWER:           232,341 shares
  OWNED BY
                 ---------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER:        3,064,901  shares
 REPORTING
                 ---------------------------------------------------------------
PERSON WITH       10  SHARED DISPOSITIVE POWER:      232,341  shares

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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

      3,297,242  shares
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [  ]
      SHARES:
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      22.5%
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 14   TYPE OF REPORTING PERSON:

      IN
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

            This Amendment No. 4 amends and restates the Schedule 13D filed March 19, 2002, Amendment No. 1 thereto filed October 7, 2002, Amendment No. 2 thereto filed December 31, 2002 and Amendment No. 3 thereto filed April 28, 2003 (together, the "Schedule 13D") and is filed by Zohar Zisapel (the "Reporting Person").

Item 1.     Security and Issuer.

            This Schedule 13D relates to ordinary shares, par value NIS 0.05 per share (the "Ordinary Shares"), of RADCOM Ltd., an Israeli corporation (the "Company"). The address of the principal executive offices of the Company is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2.     Identity and Background.

            The business address of the Reporting Person is 24 Raoul
Wallenberg St., Tel Aviv 69719, Israel.   The Reporting Person is the
Chairman of the Board of RADCOM Ltd., which is principally engaged in the business of developing, manufacturing, marketing and supporting high-performance internetworking test analysis equipment and quality management for data communications and telecommunications networks. The address of RADCOM Ltd. is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Reporting Person is an Israeli citizen.

            As described in Item 5 hereof, the Reporting Person beneficially owns a number of Ordinary Shares owned of record by Klil & Michael Ltd. and RAD Data Communications Ltd. (together, the "Holding Companies").

            Klil & Michael Ltd. is a corporation organized under the laws of the State of Israel. It is primarily engaged in the business of serving as a holding company for investments made by the Reporting Person, including those in publicly traded Israeli companies. The address of its principal executive offices is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Reporting Person beneficially owns 100 ordinary shares, or 99% of all the issued and outstanding ordinary shares, of Klil & Michael Ltd. The Reporting Person is the sole director and Chairman of the Board of Klil & Michael Ltd.

            RAD Data Communications Ltd. is a corporation organized under the laws of the State of Israel. It is primarily engaged in the business of data communications. The address of its principal executive offices is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Reporting Person beneficially owns 17,078,654 shares of various classes of its capital stock, or 24% of all the issued and outstanding shares, of RAD Data Communications Ltd.

            During the last five years, neither the Reporting Person nor, to his knowledge, any of the Holding Companies has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Item 3      Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used by the Reporting Person in making the purchase of 517,507 Ordinary Shares referred to in Item 5(c) hereof was approximately $739,000. The source of such funds was the personal funds of the Reporting Person.

Item 4.     Purpose of Transaction.

            The Reporting Person acquired the Ordinary Shares for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

            The Reporting Person is the Chairman of the Board of Directors of the Company. Accordingly, the Reporting Person will be in a position to influence the operations and activities of the Company.

            Except as set forth above, the Reporting Person does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5      Interest in Securities of the Issuer.

            (a) The responses of the Reporting Person to Rows (11) through (13) of page 2 of this Amendment No. 4 are incorporated herein by reference. As of April 29, 2004, the Reporting Person beneficially owned 3,297,242 Ordinary Shares, or 22.5% of the total number of Ordinary Shares issued and outstanding. Of the 3,297,242 Ordinary Shares, 2,830,524 Ordinary Shares, or 19.3% of the total number of Ordinary Shares issued and outstanding, were owned of record by the Reporting Person; 129,377, or 0.9% of the total number of Ordinary Shares issued and outstanding, consists of Ordinary Shares issuable upon the exercise of warrants granted to the Reporting Person as part of a private placement; 105,000, or 0.7% of the total number of Ordinary Shares issued and outstanding, consists of Ordinary Shares issuable upon the exercise of options granted to the Reporting Person that vest within 60 days of March 31, 2004; 54,500, or 0.4% of the total number of Ordinary Shares issued and outstanding, are owned of record by Klil & Michael Ltd.; and 167,862 Ordinary Shares and 9,979 Ordinary Shares issuable upon the exercise of warrants, or 1.2% of the total number of Ordinary Shares issued and outstanding, consists of Ordinary Shares owned of record by RAD Data Communications Ltd. and Ordinary Shares issuable on the exercise of warrants granted to RAD Data Communication Ltd., respectively.

            Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any Ordinary Shares. The percentages stated above are based on 14,392,931 Ordinary Shares outstanding as of March 31, 2004.

            (b) The responses of the Reporting Person to (i) Rows (7) through
(10) of page 2 of this Amendment No. 4 and (ii) Item 5(a) hereof are incorporated herein by reference. The Reporting Person and Klil & Michael Ltd. are deemed to share the power to vote and dispose of the 54,500

Ordinary Shares owned of record by Klil & Michael Ltd. The Reporting Person and RAD Data Communications Ltd. are deemed to share the power to vote and dispose of the 167,862 Ordinary Shares owned of record by RAD Data Communications Ltd. and 9,979 Ordinary Shares issuable on the exercise of warrants granted to RAD Data Communications Ltd. The Reporting Person has the sole power to vote and dispose of (i) the 2,830,524 Ordinary Shares owned of record by the Reporting Person (ii) the 129,377 Ordinary Shares issuable upon the exercise of warrants owned of record by the Reporting Person and (iii) the 105,000 Ordinary Shares issuable upon the exercise of options owned of record by the Reporting Person.

            (c) From April 20, 2003, through April 29, 2004, Zohar Zisapel purchased, 517,507 Ordinary Shares at an average price per share of $1.428. The Ordinary Shares were purchased on March 29, 2004 as part of a private placement.

            Except as set forth above, the Reporting Person has not effected any transaction in the Ordinary Shares since April 20, 2003.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

            Not applicable.

Item 7.     Material to be Filed as Exhibits.

            Not applicable.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/ Zohar Zisapel
                                         ------------------------------
                                         Zohar Zisapel


Dated:  May 25, 2004




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